UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Menlo Therapeutics Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

586858 102

(CUSIP Number)

January 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 586858 102

1	Names of Reporting Persons Merck Foundation, a New Jersey Nonprofit Corporation

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization New Jersey

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 1,243,168

	6	Shared Voting Power 0

	7	Sole Dispositive Power 1,243,168

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,243,168

10	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 5.41%*

12	Type of Reporting Person (See Instructions) CO

*  Based on 23,232,184 shares of the Issuer’s common stock as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 7, 2018.

Item 1.
	(a)	Name of Issuer: Menlo Therapeutics Inc.
	(b)	Address of Issuer’s Principal Executive Offices: 200 Cardinal Way, 2nd Floor, Redwood City, California 94063

Item 2.
	(a)	Name of Person Filing: (1) Merck Foundation, a New Jersey Nonprofit Corporation
	(b)	Address of Principal Business Office or, if none, Residence: (1) Merck Foundation, a New Jersey Nonprofit Corporation: One Merck Drive, Whitehouse Station, New Jersey 08889
	(c)	Citizenship: (1) Merck Foundation, a New Jersey Nonprofit Corporation: New Jersey
	(d)	Title and Class of Securities: Common Stock
	(e)	CUSIP No.: 586858 102

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act;
	(b)	☐	Bank as defined in section 3(a)(6) of the Act;
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act;
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940;
	(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
	(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);
	(k)	☐

Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with

Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____________________________

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)

Amount beneficially owned: 1,243,168

The reported securities are owned directly by Merck Foundation, a New Jersey Nonprofit Corporation (the “Foundation”). These shares were donated to the Foundation by Merck Sharp & Dohme Corp.

(b) Percent of class: 5.41%
(c) Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote: See Cover Pages Items 5-9.
(ii) Shared power to vote or to direct the vote: See Cover Pages Items 5-9.
(iii) Sole power to dispose or to direct the disposition of: See Cover Pages Items 5-9.
(iv) Shared power to dispose or to direct the disposition of: See Cover Pages Items 5-9.

Item 5.	Ownership of Five Percent or Less of a Class.
Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not Applicable.

Item 8.	Identification and Classification of Members of the Group.
Not Applicable.

Item 9.	Notice of Dissolution of Group.
Not Applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 14, 2019

MERCK FOUNDATION, A NEW JERSEY NONPROFIT CORPORATION

By:	/s/ Faye C. Brown
Name:	Faye C. Brown
Title:	Assistant Secretary